

21001259

3SION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

SEC
Processing
Section

MAR 15 2021

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moss Adams Capital

Washington DC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

406

FIRM I.D. NO.

999 Third Avenue, Suite 2800

(No. and Street)

Seattle	WA	98104-4019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Newhouse 206 302 6986

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hellam, Varon & Co, Inc. P.S

(Name – *if individual, state last, first, middle name*)

1750 112th Ave NE, Suite E200 Bellevue	WA	98004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rich Anderson _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Moss Adams Capital _____, as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

WENJIE LI
COMM. # 2231664
NOTARY PUBLIC ● CALIFORNIA
ORANGE COUNTY
Comm. Exp. MARCH 18, 2022

_____
Signature

Managing Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Statement of Financial Condition

Moss Adams Capital LLC

December 31, 2020

and

Report of Independent Registered Public Accounting Firm

Table of Contents





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Moss Adams Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moss Adams Capital LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Moss Adams Capital LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Moss Adams Capital LLC's management. Our responsibility is to express an opinion on Moss Adams Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Moss Adams Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Hellam, Varon & Co Inc. P.S.

We have served as Moss Adams Capital LLC's auditor since 2000.

Bellevue, Washington
February 25, 2021

Hellam, Varon & Co. Inc. P.S. *Certified Public Accountants* 1750 112th Avenue NE, Suite E200 Bellevue, WA 98004 Tel. 425.453.9192 Fax 425.453.2755

MGI is a worldwide association of independent auditing, accounting and consulting firms. Neither MGI nor any member firm accepts responsibility for the activities, work, opinions or service of any other members.

ASSETS

Cash	$	3,692,201
Accounts receivable, less allowance for doubtful accounts of $1,186		6,026
Unbilled receivables, less allowance for doubtful accounts of $6,273		16,077
Prepaid expenses		52,591
	$	3,766,895

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	1,137,688
Accrued liabilities		353,439
		1,491,127
MEMBERS' EQUITY		2,275,768
	$	3,766,895

Moss Adams Capital LLC
Notes to Statement of Financial Condition

Note 1 – Organization and Nature of Business

Moss Adams Capital LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Limited Liability Company formed in Washington State. Moss Adams Capital LLC provides investment banking services to middle-market companies located in the Western United States.

Note 2 – Summary of Significant Accounting Policies

Use of estimates – The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment banking – Investment banking revenue includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Contingent fees (such as those related to earn-out provisions) are recognized as revenue in the year earned. A service (performance obligation) may be satisfied over time or at a point in time.

Revenue earned from providing advisory services is recognized on fee based agreements as services are provided over the engagement period. Revenue from a client is either invoiced with a fixed fee retainer and identifiable over the life of the contract or invoiced based on hours incurred while working on the engagement. Contingent fees are services determined as a percentage of the transaction price and recognized at the time the event occurs, such as a sale or purchase. The Company's performance obligation for these services has been rendered, yet the final transaction price is not known until the successful closure of the deal. At close, the contract is considered complete and contingent fees are invoiced to the client. As such, revenue is recognized when the transaction is completed, final fees are determined, are not subject to revenue reversal, and collectability is reasonably assured.

Cash – The Company places cash with a high-credit-quality financial institution. At times, cash balances may be in excess of the FDIC insurance limit.

Credit risk – Credit risk is represented by unsecured trade accounts receivable. Bad debts are provided for using the allowance method based on historical experience and management's evaluation of outstanding accounts receivable at the end of each year.

Income taxes – The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is taxed to the members in their respective returns. The Company is subject to a limited liability company fee in California.

Management evaluates its income tax positions on a regular basis and believes it has taken no significant uncertain tax positions that could result in additional taxes to the Company. The Company has not recognized any interest or penalties associated with uncertain tax positions.

Note 2 – Summary of Significant Accounting Policies (continued)

Guaranteed payments to members – Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the LLC rather than as allocations of LLC net income. Retirement payments are paid to those whom have retired from the Company in accordance with the LLC agreement and are accounted for as expense when paid as they are limited to the performance of the Company.

Adoption of new accounting standards – ASU 2016-03, *Measurement of Credit Losses on Financial Instruments(Topic 326)*, amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. The guidance did not have a material impact on the Company.

Note 3 – Related Party Transactions

Moss Adams LLP (the majority member) owns 76% of the member equity interest in the Company. Two partners of the Company own the remaining 24%.

A payable of $1,137,688 is included in the statement of financial condition to the majority member at December 31, 2020. Certain Company expenses are paid by the majority member on its behalf, and these items are charged against an intercompany accounts receivable/payable account. Additionally, the Company is charged varying monthly amounts from the majority member for such items as rent, administrative fees, and allocated shares of operating expenses. Amounts included in expense for these items total $1,159,391 in 2020.

As the Company and majority member are under common control, the Company's financial position and operating results may be significantly different from those that would have been obtained had the entities been autonomous.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $2,201,074, which was $2,101,665 in excess of its required net capital of $99,409. The Company's net capital ratio was 67.75 to 1 at December 31, 2020.

Note 5 – Commitments, Contingencies or Guarantees

Management is not aware of any unaccrued commitments, contingencies, or guarantees that might result in a loss or future obligation.

Moss Adams Capital LLC
Notes to Statement of Financial Condition

Note 6 – Subsequent Events

During December 2020, the members of the Company entered into a redemption agreement wherein Moss Adams LLP and Harman "Jet" Wales agreed to redeem their shares of the Company. This redemption was effective January 1, 2021 at which time Rich Anderson became the sole owner of the Company.

On January 1, 2021,the Company entered into a servicing agreement with Moss Adams LLP for information technology support for a period of 90 days and operational support for a period of six months.

On January 5, 2021 the Company changed its name to Hexagon Capital Alliance LLC.

On January 29, 2021, a capital distribution of $797,676 was made to the owners of the Company as of December 31, 2020, of the 2020 net income in compliance with the redemption agreement.

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 25, 2021, the date the financial statements were available for issuance.